82- SUBMISSIONS FACING SHEET

MICROFICHE

02034010

REGISTRANT'S NAME Daido Life Insurance Company

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS 2-1, Edobori 1-chome, Nishi-ku, Osaka Japan

FILE NO. 82- ~~5268~~ 34658 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☒	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: BBS

DATE : 5/13/02

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL P

Exhibit E

(Summary English Translation)

November 6, 2001

To Concerned Parties:

Daido Life Insurance Company

<u>Results of Objections of Policyholders against Organizational Changes (Demutualization)</u>

Daido Life Insurance Company (President: Naoteru Miyato) did, on July 13, 2001 and in accordance with the provisions of Article 87 of the Insurance Business Law, make "Public Notice of Demutualization" in connection with its conversion from a mutual life insurance company to a joint stock corporation. The Company received objections from policyholders during the period from July 13, 2001 to October 31, 2001 and hereby provides notice of the results.

Results of objections of policyholders

1. Number of Policyholders

① Number of policyholders who submitted objections during the period for submitting objections 18

② Total number of policyholders 922,622

③ ①/② 0.002%

2. The amount equivalent to the amount of claims

① The amount equivalent to the amount of claims under the policies held by policyholders who submitted objections during the period for submitting objections ....¥10,370.18 million

② The amount equivalent to the amount of claims under the policies held by all policyholders....................¥5,194,700.05 million

③ ①/② 0.200%

Due to the fact that neither 1. ③ nor 2. ③above exceed the legal designation of one fifth (20%), the objections of policyholders against demutualization were not sufficient to nullify the resolution of demutualization.

In accordance with the above results, the Company will apply to the Commissioner of the Financial Services Agency to obtain approval for demutualization. If the approval is obtained, the Company will convert from a mutual life insurance company to a joint stock corporation on April 1, 2002.

Exhibit F

(Summary English Translation)

November 28, 2001

To Concerned Parties:

Daido Life Insurance Company

Semi-Annual Business Report for the First Six Months of Fiscal Year 2001

Business results for the first six months of fiscal year 2001 (from April 1, 2001 to September 30, 2001) of Daido Life Insurance Company (President: Naoteru Miyato) are as attached.

< Table of contents >

1. Principal Results of Operations
2. Balance Sheet for the First Six Months of Fiscal Year 2001
3. Statement of Operations for the First Six Months of Fiscal Year 2001
4. Breakdown of Ordinary Profits (Core Profit)
5. Results of Investments of General Account Assets for the First Six Months of Fiscal Year 2001
6. Results of Investments (General Account)
7. Balance of Special Account Assets
8. Status of Problem Loans
9. Status of Loans by Classification of Obligors
10. Solvency Margin Ratio

1. Principal Results of Operations

(1) Policy amount in force

(Yen in 100 Millions, %)

	As of September 30, 2001	Percentage compared to previous year	As of September 30, 2000	As of March 31, 2001
Individual insurance	377,475	99.6	378,908	378,835
Individual annuities	10,897	96.9	11,250	11,062
Group insurance	117,579	102.9	114,216	115,850
Group annuities	25,257	99.0	25,511	25,743

(2) New policy amount

(Yen in 100 Millions, %)

	Six-month period ended September 30, 2001				Six-month period ended September 30, 2000			
	New policy amount + Increase from conversions				New policy amount + Increase from conversions			
		Percentage compared to previous year	New policies	Net increase from conversions		Percentage compared to previous year	New policies	Net increase from conversions
Individual insurance	22,521	99.6	22,202	319	22,622	95.7	22,517	105
Individual annuities	261	94.1	261	0	277	120.0	277	0
Group insurance	1,842	416.5	1,842	-	442	53.5	442	-
Group annuities	0	111.2	0	-	0	21.8	0	-

	Year ended March 31, 2001			
	New policy amount + Increase from conversions			
		Percentage compared to previous year	New policies	Net increase from conversions
Individual insurance	43,468	95.1	43,302	166
Individual annuities	546	109.4	544	1
Group insurance	2,594	103.9	2,594	-
Group annuities	52	654.5	52	-

(3) Principal items of revenue and expense

(Yen in 100 Millions, %)

	Six-month period ended September 30, 2001	Percentage compared to previous year	Six-month period ended September 30, 2000	Year ended March 31, 2001
Income from insurance premiums	5,041	94.6	5,328	10,722
Investment income	874	70.3	1,244	1,915
Insurance claims and other payments	4,651	103.3	4,505	8,649
Investment expenses	846	189.7	446	661
Investment income (losses)	28	3.5	798	1,254

(4) Total assets and increased assets

(Yen in 100 Millions, %)

	As of September 30, 2001	Percentage compared to previous year	As of September 30, 2000	As of March 31, 2001
Total assets	58,580	99.9	58,639	59,003
Increased assets	(422)	-	1,303	1,667

2. Balance Sheet for the First Six Months of Fiscal Year 2001

(Yen in Millions, %)

	As of September 30, 2001		As of September 30, 2000		Summarized balance sheet (As of March 31, 2001)	
	Amount	% of total	Amount	% of total	Amount	% of total
(Assets)						
Cash and deposits	310,109	5.3	80,712	1.4	226,895	3.8
Call loans	72,000	1.2	116,668	2.0	228,500	3.9
Account for bonds purchased under repurchase agreements	-	-	-	-	-	-
Money claims purchased	26,999	0.4	11,898	0.2	27,795	0.5
Securities for sale	-	-	-	-	-	-
Monetary trusts	188,061	3.2	324,700	5.6	247,899	4.2
Securities	3,811,428	65.1	3,894,706	66.4	3,751,997	63.6
Domestic bonds	2,715,507		2,546,875		2,612,207	
Japanese national government bonds	455,111		465,752		441,354	
Domestic municipal bonds	1,283,353		1,152,279		1,198,704	
Domestic corporate bonds	977,042		928,843		972,148	
Domestic stocks	406,594		533,850		479,893	
Foreign securities	582,007		679,577		551,180	
Loans	1,118,961	19.1	1,151,373	19.6	1,132,569	19.2
Policy loans	62,113		48,112		55,942	
Ordinary loans	1,056,847		1,103,261		1,076,626	
Property and equipment	173,824	3.0	200,641	3.4	175,434	3.0
Real estate	172,653		199,457		174,250	
Due from agency	0	0.0	-	-	-	-
Due from reinsurers	1,046	0.0	856	0.0	1,156	0.0
Other assets	75,961	1.3	58,507	1.0	60,065	1.0
Deferred tax assets	93,392	1.6	40,782	0.7	65,825	1.1
Reserve for possible loan losses	(13,698)	(0.2)	(16,872)	(0.3)	(17,754)	(0.3)
Total assets	5,858,086	100.0	5,863,975	100.0	5,900,384	100.0

	As of September 30, 2001		As of September 30, 2000		Summarized balance sheet (As of March 31, 2001)	
	Amount	% of total	Amount	% of total	Amount	% of total
(Liabilities)						
Policy reserves	5,502,696	94.0	5,456,647	93.0	5,513,425	93.4
Policy reserve	5,331,483		5,286,603		5,355,703	
Due to agency	0	0.0	2	0.0	0	0.0
Due to reinsurers	1,122	0.0	623	0.0	742	0.0
Bonds	-	-	-	-	-	-
Other liabilities	141,282	2.4	109,770	1.9	103,905	1.8
Reserve for employees' retirement benefits	60,239	1.0	44,788	0.8	60,039	1.0
Reserve for losses on sale of loans	62	0.0	4,040	0.1	62	0.0
Reserve for losses on supporting designated debtors	-	-	1,820	0.0	-	-
Reserve for price fluctuations	27,392	0.5	26,265	0.4	26,712	0.5
Financial futures transactions	-	-	-	-	-	-

responsibility reserve						
Securities transactions responsibility reserve	-	-	-	-	-	-
Deferred tax liability	-	-	-	-	-	-
Total liabilities	5,732,794	97.9	5,643,958	96.2	5,704,887	96.7
(Equity)						
Fund	-	-	6,800	0.1	6,800	0.1
Legal reserves	36,071	0.6	29,101	0.5	29,101	0.5
Surplus	88,170	1.5	112,814	2.0	119,189	2.0
Voluntary reserves	63,635		62,640		62,640	
Interim unappropriated surplus	24,534		50,174		56,549	
(Interim net income)	9,432		18,343		24,718	
Net unrealized gains on securities	1,050	0.0	71,301	1.2	40,405	0.7
Total equity	125,291	2.1	220,016	3.8	195,496	3.3
Total liabilities and equity	5,858,086	100.0	5,863,975	100.0	5,900,384	100.0

(Note) "Interim unappropriated surplus" in the summarized balance sheet as of March 31, 2001 indicates unappropriated surplus, and "Interim net income " indicates net income.

3. Statement of Operations for the First Six Months of Fiscal Year 2001

(Yen in Millions, %)

	Six-month period ended September 30, 2001 (From April 1, 2001 to September 30, 2001)		Six-month period ended September 30, 2000 (From April 1, 2000 to September 30, 2000)		Summarized statement of operations (From April 1, 2000 to March 31, 2001)	
	Amount	% of total	Amount	% of total	Amount	% of total
Ordinary revenue	620,284	100.0	666,133	100.0	1,269,183	100.0
Income from insurance premiums	504,180		532,805		1,072,245	
Income from insurance premium	503,481		532,340		1,071,194	
Investment income	87,441		124,465		191,572	
Interest, dividends and income from real estate for rent	67,174		74,036		150,173	
Gains from monetary trusts, net	-		8,980		-	
Gains from sale of securities	13,188		15,122		37,183	
Gains from derivative, net	7,014		-		-	
Gains from special accounts, net	-		-		4,097	
Valuation gains on special accounts	-		25,039		-	
Other ordinary incomes	28,663		8,863		5,365	
Reversal of policy reserve	24,220		-		-	
Ordinary expenses	612,790	98.8	620,697	93.2	1,186,929	93.5
Insurance claims and other payments	465,193		450,508		864,988	
Insurance claims	156,569		158,105		302,927	
Annuity insurance benefits	10,859		9,186		19,359	
Insurance benefits	129,697		127,409		261,626	
Policy surrender payments	142,924		95,943		202,502	
Other repayments	24,494		-		77,170	
Provision for policy and other reserves	781		64,696		134,563	
Provision for policy reserve	-		63,924		133,025	
Investment expense	84,636		44,624		66,112	
Losses from monetary trusts	17,286		-		1,772	

Losses from investments in trading securities	286		-		3,364	
Losses on sale of securities	12,744		6,674		25,129	
Devaluation losses on securities	19,295		13,085		10,788	
Losses from derivatives, net	-		-		12,506	
Losses from special accounts	27,403		-		-	
Valuation losses on special accounts	-		11,971		-	
Operating expenses	54,878		53,697		107,228	
Other ordinary expenses	7,302		7,170		14,036	
Ordinary profit	7,494	1.2	45,435	6.8	82,254	6.5
Extraordinary gains	4,330	0.7	1,386	0.2	3,588	0.3
Extraordinary losses	1,738	0.3	25,524	3.8	64,720	5.1
Interim income before taxes	10,085	1.6	21,297	3.2	21,122(1)	1.7
Income taxes	5,966	1.0	12,277	1.8	13,300	1.0
Cumulative effect of prior years' deferred income taxes	(5,313)	(0.9)	(9,322)	(1.4)	(16,896)	(1.3)
Interim net income	9,432	1.5	18,343	2.8	24,718(2)	1.9
Balance at beginning of year	14,381		31,304		31,304	
Reversal of voluntary reserves	719		526		526	
Interim unappropriated surplus	24,534		50,174		56,549(3)	

(1) This figure indicates income before taxes for fiscal year 2000
(2) This figure indicates net income for fiscal year 2000
(3) This figure indicates unappropriated surplus for fiscal year 2000

4. Breakdown of Ordinary Profits etc. (Core Profit)

(Yen in Millions)

	Six-month period ended September 30, 2001	Six-month period ended September 30, 2000	Year ended March 31, 2001
Core profit A	41,516	54,458	114,236
Capital gains	20,203	15,847	37,183
Gains from monetary trusts	-	8,980	-
Gains on investments in trading securities	-	-	-
Gains on sale of securities	13,188	6,922	37,183
Gains from derivatives	7,014	-	-
Foreign exchange gains, net	-	-	-
Other capital gains	-	-	-
Capital losses	53,533	21,135	56,183
Losses from monetary trusts	17,286	739	1,772
Losses on investments in trading securities	286	-	3,364
Losses on sale of securities	12,744	2,097	25,129
Losses from derivatives	19,295	13,085	10,788
Foreign exchange losses, net	-	(1,219)	12,506
Other capital losses	3,920	6,432	2,620
Losses from monetary trusts	-	-	-
Total capital gains (losses) B	(33,329)	(5,287)	(18,999)
Core profit including capital gains (losses) A+B	8,186	49,171	95,236
Other one-time gains	(376)	-	-
Income from reinsurance	-	-	-
Reversal of contingency reserve	(376)	-	-

Other one-time gains	-	-	-
Other one-time losses	316	3,735	12,981
Reinsurance premiums	-	-	-
Provision for contingency reserve	-	498	7,300
Provision for reserve for specific problem loans	-	3,236	5,681
Provision for reserve for specific overseas loans	-	-	-
Write-off of loans	316	-	-
Other one-time losses	-	-	-
Total other one-time gains (losses) C	(692)	(3,735)	(12,981)
Ordinary profit A+B+C	7,494	45,435	82,254

5. Results of Investments of General Account Assets for the First Six Months of Fiscal Year 2001

Changes in stock prices, interest rates and exchange rates in Japan in the first six months of fiscal year 2001 and the Company's investment policy are provided.

Outline of results of investment

General account assets as of September 30, 2001 were ¥5,640.3 billion (¥5,651.9 billion as of March 31, 2001) and decreased ¥11.6 billion compared to those as of March 31, 2001 (figures provided in parentheses hereinafter are those as of March 31, 2001).

The Company continued to emphasize domestic bonds with the goal of maintaining stable returns, and due to the decline in stock prices decreased investments in domestic stocks and monetary trusts that invest in domestic stocks for risk management purposes. As a result of aggressive investment in foreign bonds accompanied by alternative investments and hedging of foreign exchange risk, the amount of foreign bonds held by the Company increased.

The principal asset portfolio as of March 31, 2001 was as follows: 46.7% (44.9%) domestic bonds, 5.9% (6.8%) domestic stocks, 9.2% (8.6%) foreign securities, and 19.8% (20.0%) loans.

Principal investment income and expenses were as follows: interest, dividends and income from real estate for rent were ¥67.1 billion, gains on sale of securities were ¥13.1 billion, net gains from derivatives were ¥7.0 billion, net losses from monetary trusts were ¥17.2 billion, losses on sale of securities were ¥12.7 billion, devaluation losses on securities were ¥19.2 billion, and net foreign exchange losses were ¥3.9 billion.

6. Results of Investments (General Account)

(1) Asset portfolio

(Yen in 100 Millions, %)

	As of September 30, 2001		As of September 30, 2000		As of March 31, 2001	
	Amount	% of total	Amount	% of total	Amount	% of total
Cash, deposits and call loans	3,820	6.8	1,834	3.2	4,466	7.9
Account for bonds purchased under repurchase agreements	-	-	-	-	-	-
Monetary claims purchased	269	0.5	-	-	277	0.5
Securities for sale	-	-	-	-	-	-
Monetary trusts	1,880	3.3	3,247	5.8	2,478	4.4
Securities	35,957	63.7	36,727	65.3	35,136	62.2
Domestic bonds	26,323	46.7	24,776	44.0	25,386	44.9
Domestic stocks	3,334	5.9	4,418	7.9	3,832	6.8
Foreign securities	5,226	9.2	6,189	11.0	4,831	8.6
Foreign bonds	3,296	5.8	4,700	8.4	3,003	5.3
Foreign stocks	1,929	3.4	1,488	2.6	1,828	3.3
Other securities	1,073	1.9	1,344	2.4	1,087	1.9
Loans	11,189	19.8	11,513	20.5	11,325	20.0
Real estate	1,726	3.1	1,994	3.5	1,742	3.1
Deferred tax assets	933	1.7	407	0.7	658	1.1
Other assets	760	1.3	714	1.3	610	1.1
Reserve for possible loan losses	(136)	(0.2)	(168)	(0.3)	(177)	(0.3)
Total	56,403	100.0	56,271	100.0	56,519	100.0
Assets in foreign currency	4,503	8.0	5,656	10.1	3,999	7.1

Changes in the Company's assets for the first six months of fiscal years 2000 and 1999 and fiscal year 2000 are provided.

7. Balance of Special Account Assets

(Yen in 100 Millions)

	As of September 30, 2001	As of September 30, 2000	As of March 31, 2001
Individual variable insurance	301	403	348
Individual variable annuities	138	-	148
Group annuities	1,841	1,988	2,023
Total special account	2,280	2,392	2,520

8. Status of Problem Loans

(Yen in Millions, %)

	As of September 30, 2001	As of September 30, 2000	As of March 31, 2001
Loans to bankrupt companies ①	1,054	1,102	1,049
Past due loans ②	13,475	16,219	15,719
Loans over due for three months or more ③	339	873	363
Restructured loans ④	8,246	6,853	8,315
Total ①+②+③+④	23,116	25,048	25,447
(% of total loans)	2.07	2.18	2.25
(% compared to ordinary loans)	2.19	2.27	2.36

9. Status of Loans by Classification of Obligors

(Yen in Millions)

	As of September 30, 2001	As of September 30, 2000	As of March 31, 2001
Bankrupt or substantially bankrupt obligors	4,772	4,017	2,807
Intensive control obligors	9,760	14,678	13,965
Watch obligors	8,600	6,417	8,694
Normal obligors	1,237,291	1,132,547	1,172,973
Total	1,260,425	1,157,660	1,198,440

10. Solvency Margin Ratio

(Yen in Millions)

		As of September 30, 2001
Total solvency margin	(A)	406,020
Total risk	(B)	113,247
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$		717.0%

(Yen in Millions)

		As of March 31, 2001
Total solvency margin	(A)	475,459
Total risk	(B)	125,510
Solvency margin ratio $\frac{(A)}{(1/2)\times(B)}\times 100$		757.6%

Breakdowns of solvency margin and risk are mentioned.

Exhibit G

(Summary English Translation)

December 7, 2001

To Concerned Parties:

Daido Life Insurance Company

<u>Obtaining Approval by the Commissioner of the Financial Services Agency for Organizational Changes (Demutualization)</u>

Daido Life Insurance Company (President: Naoteru Miyato) would like to announce that on December 7, 2001 the Company obtained the approval of the Commissioner of the Financial Services Agency for demutualization under Article 93 of the Insurance Business Law.

Reorganization of the Company from a mutual life insurance company to a joint stock corporation will occur on April 1, 2002 pursuant to which the Company will become *Daido Seimei Hoken Kabushikigaisha.*

In addition, the Company applied to list its shares on the Tokyo Stock Exchange and the Osaka Securities Exchange on November 26, 2001.

<Reference: Description of the New Company>

- Corporate Name: *Daido Seimei Hoken Kabushikigaisha*
- Capital Amount: 75 billion yen
- Total number of shares to be issued by allotment to policyholders: 1.5 million (non-par value)

Exhibit H

(Summary English Translation)

February 13, 2002

To Concerned Parties:

Daido Life Insurance Company

02 APR -2 AM 8:56

Announcement of Resolution of Board of Directors
of Initial Public Offering and Private Placement

We would like to notify you that Daido Life Insurance Company (President: Naoteru Miyato) resolved at today's meeting of its Board of Directors to offer shares of the new Company after demutualization.

Additionally, upon receiving approval to list those shares on the Tokyo Stock Exchange and the Osaka Securities Exchange, we will announce a forecast of the Company's business results for fiscal year 2001 (from April 1, 2001 to March 31, 2002).

February 13, 2002

To Concerned Parties:

2-1, Edobori 1-chome, Nishi-ku, Osaka
Daido Life Insurance Company
Representative Director and President Naoteru Miyato
(Code number 8799)
Place to contact: Public relations department
(Tokyo) Kakimoto Hidehiko phone #: 03-3281-1148
(Osaka) Tsukata Haruhisa phone #: 06-6447-6258

Announcement of Resolution of Board of Directors to Offer Shares

On April 1, 2002 the Company will convert to a joint stock corporation and it is expected that the common stock issued by the Company will be listed on the Tokyo Stock Exchange and the Osaka Securities Exchange on the same day. Based upon this, we hereby notify you of the following, which was determined at a meeting of the Board of Directors held on February 13, 2002 concerning the offering of certain of the shares representing (i) a portion of the fractional shares allotted to policyholders and (ii) whole shares allotted to policyholders who authorized the Company to sell such whole shares.

Description of Resolution

(1) Number of shares to be sold: 598,215 shares of common stock

(Although it is proposed that 492,790 shares will be sold in Japan and 105,425 shares will be sold outside of Japan, the definitive number of shares to be sold in and outside Japan will be, within 598,215 shares, determined on March 15, 2002, in light of demand and other factors. Additionally, upon consideration of demand, Nomura Securities Co., Ltd. may sell up to 35,000 shares in Japan as the seller (hereinafter referred to as the "secondary distribution through over-allotment").)

(2) Offer Price

Not yet determined. (The Offer Price of the shares will be determined on March 15, 2002 on the basis of a provisional price to be determined by the Board of Directors at a meeting to be held hereafter, in light of demand and other factors.)

(3) Method of secondary distribution

Secondary distribution will be made concurrently in and outside of Japan.

1. Japanese secondary distribution

Offering in Japan through underwriting severally and jointly by purchase of the entire amount of the shares offered in Japan by Nomura Securities Co., Ltd., Daiwa Securities SMBC Co. Ltd., Nikko Salomon Smith Barney

Limited, KOKUSAI Securities Co., Ltd., UFJ Capital Markets Securities, Co., Ltd., Merrill Lynch Japan Securities Co., Ltd., Okasan Securities Co., Ltd., Cosmo Securities Co., Ltd., Shinko Securities Co., Ltd., Tokai Tokyo Securities Co., Ltd., The Asahi Retail Securities Co., Ltd., Takagi Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd., Alps Securities Co., Ltd., Otsuka Securities Co., Ltd., The Tachibana Securities Co., Ltd., Niigata Securities Co., Ltd., and Meiko National Securities, Co., Ltd.

In addition, 297,000 shares of shares to be offered in Japan will be sold to investors designated by the Company (the "Selected Investors").

(Subscription period)	From Wednesday, March 20, 2002 through Tuesday, March 26, 2002
(Number of shares per unit for application)	1 share

2. International secondary distribution

Offering in overseas markets, principally in Europe (offering in the United States will be made only to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933) through underwriting by purchase, severally but not jointly, of the entire amount of the shares offered overseas by the International Managers outside Japan. Nomura International plc is the Lead Manager and Merrill Lynch International is Co-lead Manager.

(Number of shares per unit for application) 1 share

3. Secondary distribution through over-allotment

An additional offering in Japan of shares of the Company upon consideration of demand, besides 1. and 2. above, borrowed from UFJ Bank Limited (up to 25,000 shares) and Nomura Holdings, Inc. (up to 10,000 shares).

In the event that the Japanese secondary distribution or the International secondary distribution is cancelled, all of the Japanese secondary distribution, the International secondary distribution and secondary distribution through over-allotment will be cancelled.

(4) Delivery Date: Monday, April 1, 2002

(5) The Offer Price and any other undetermined matters necessary for the offering of the shares will be approved at a meeting of the Board of Directors to be held hereafter.

(6) The completion of the Japanese secondary distribution and the secondary distribution through over-allotment shall be subject to the approval of the Osaka District Court (scheduled to be March 18, 2002) relating to the secondary distribution of shares representing the aggregate of portions of the Fractional Shares under the provisions of the Insurance Business Law and the effectiveness of registration under the Securities and Exchange Law of Japan. The completion of the International secondary distribution shall be subject to the court approval stated above.

February 13, 2002

To Concerned Parties:

2-1, Edobori 1-chome, Nishi-ku, Osaka
Daido Life Insurance Company
Representative Director and President Naoteru Miyato
(Code number 8799)
Place to contact: Public relations department
(Tokyo) Kakimoto Hidehiko phone #: 03-3281-1148
(Osaka) Tsukata Haruhisa phone #: 06-6447-9258

Forecast of the Company's Business Results for Fiscal Year 2001 (from April 1, 2001 to March 31, 2002)

The forecast of the Company's business results for fiscal year 2001 (from April 1, 2001 to March 31, 2002) is as follows:

Consolidated Operating Results

	Ordinary revenue		Ordinary profit		Net income	
	Yen in Millions	%	Yen in Millions	%	Yen in Millions	%
Fiscal year 2001 (forecast)	1,284,830	0.6	41,522	(50.7)	7,460	-
Fiscal year 2000 (actual)	1,277,286	(10.9)	84,161	115.3	(7,460)	-

Operating Results

	Ordinary revenue		Ordinary profit		Net income	
	Yen in Millions	%	Yen in Millions	%	Yen in Millions	%
Fiscal year 2001 (forecast)	1,275,946	0.5	40,517	(51.3)	7,587	-
Fiscal year 2000 (actual)	1,269,183	(11.0)	84,161	138.2	(8,531)	-

This press release is not an offer to sell or a solicitation of any offer to buy the securities of Daido Life Insurance Company ("the Company") in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of prospectus that may be obtained form the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No public offering of securities will be made in the United States in connection with the above-mentioned transactions.

Exhibit I

(Summary English Translation)

March 4, 2002

To Concerned Parties:

Name of company: Daido Life Insurance Company
Name of representative: Naoteru Miyato
(Code number 8799)
Place to contact: Public relations department
(Tokyo) Kakimoto Hidehiko phone #: 03-3281-1148
(Osaka) Tsukata Haruhisa phone #: 06-6447-6258

Notice of Determination of the Temporary Conditions to the Bookbuilding Process

On April 1, 2002, the Company will convert to a joint stock corporation, and it is expected that the common stock issued by the Company will be listed on the Tokyo stock Exchange and the Osaka Securities Exchange on the same day. Based upon this, at a meeting of the Board of Directors held on February 13, 2002, it was resolved to sell certain of the shares allotted to members (policyholders) of the Company upon demutualization, such shares representing (i) a portion of the fractional shares allotted to policyholders and (ii) whole shares allotted to policyholders who authorized the Company to sell such shares.

We would like to notify you that, in connection with this, at a meeting of the Board of Directors held on March 4, 2002, the provisional price was determined.

Provisional Price: ¥250,000 to ¥270,000 per share

Reasons for the determination and information relating to the share offering are provided.

Exhibit J

(Summary English Translation)

March 18, 2002

To Concerned Parties:

Name of company: Daido Life Insurance Company
Name of representative: Naoteru Miyato
(Code number 8799)
Place to contact: Public relations department
(Tokyo) Kakimoto Hidehiko phone #: 03-3281-1148
(Osaka) Tsukata Haruhisa phone #: 06-6447-6258

Notice of Determination of the Offering Prices and Numbers of Shares to be Sold in Initial Public Offering and Private Placement

We would like to notify you that the offering price and the numbers of shares to be sold in the offering of the shares upon the conversion of the Company to a joint stock corporation and the listing of its shares on the Tokyo Stock Exchange and the Osaka Securities Exchange were determined as follows:

1. Offering Price: ¥270,000 per share

2. Number of Shares to be Sold

Number of shares to be sold in the domestic offering	527,790 shares
(1) Number of shares to be sold by eligible policyholders	492,790 shares
(2) Number of shares to be sold through over-allotment	35,000 shares
Number of shares to be sold in the international offering	492,790 shares

Reasons for the determination and information relating to the share offering are provided.

Exhibit K

March 29, 2002
Daido Life Insurance Company

Notice of Daido Life Insurance Company's Share Purchase Programme

Daido Life Insurance Company will convert from a mutual company to a joint stock corporation and list its shares on the First Sections of the Tokyo Stock Exchange and Osaka Securities Exchange on April 1, 2002. Certain Japanese corporations having business and other relationships with Daido will, effective the same date, establish a partnership under the Civil Code of Japan for the purpose of regularly purchasing in Japan, and owning, Daido stock. The due date for applications for entry into the partnership was March 27, 2002. The following is a summary of such applications:

Number of partners:	41
Total amount to be contributed to the partnership:	¥19.28 billion

Each of the partners will contribute cash to the partnership in multiple installments. If any of the partners fails to make all or a portion of its scheduled payment, the actual number of partners and amount of total contribution may be lower than those set forth above.

The cash contributed by the partners will be transferred to and held in a trust for the benefit of the partnership. A Japanese trust bank, as trustee, will use such cash to purchase stock of Daido directly from a brokerage firm on every trading day in Japan from April 3 to June 28, 2002 (such ending date is subject to extension, but in any event will be no later than September 20, 2002). In the event that such purchases of Daido stock are deemed by the trustee to have a significant effect on the market price of the stock, it may temporarily discontinue such purchases or adjust the number of stock to be purchased.

Daido is performing certain administrative functions with respect to the formation of the partnership. Daido does not and will not subsidize or otherwise contribute funds to the partnership in any way.